DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA
_________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

68,283

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.72%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________






1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

24,064

8. SHARED VOTING POWER

349

9. SOLE DISPOSITIVE POWER

35,804
_________________________________________________________

10. SHARED DISPOSITIVE POWER
32,479

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

68,283

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.72%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

32,479

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0
_________________________________________________________

10. SHARED DISPOSITIVE POWER
32,479

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

32,479

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

2.72%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock of FFD Financial Corp. ("FFDF").The principal executive offices of FFDF are located at 321 North Wooster Street, Dover,
OH 44622.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip
Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, 43 Waterford Drive,
Montville, NJ 07045, also a principal of Bulldog Investors.
Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,federal or state securities laws or finding any violation with respect to such laws.


Each of the above are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS Shares of the issuer have been accumulated on behalf of managed accounts. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.

ITEM 4. PURPOSE OF TRANSACTION
The filing persons have purchased FFDF stock for investment purposes and believe the stock is undervalued.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10QSB filed on 2/14/2006 there were 1,192,253 shares of FFDF outstanding as of 2/14/06. The percentage set forth in item 5 was derived using such number.

Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 68,283 shares of FFDF or 5.72% of the outstanding shares.

Power to dispose of securities resides solely with Mr.
Goldstein for 35,804 shares. Power to vote securities resides solely with Mr. Goldstein for 24,064 shares and jointly for 349 shares. Power to dispose of securities resides jointly with Mr. Dakos and Mr. Goldstein for 32,479 shares. Power to vote securities resides solely with Mr. Dakos for 32,479 shares.

  c) During the past 60 days the following shares of FFDF were purchased (there were no sales):

2/22/2006	1548 @ 20.19
2/27/2006	4905 at 20.49
3/9/2006	1102 @ 20.47
3/15/2006	3000 @ 20.971
3/23/2006	5600 @ 20.9998
3/24/2006	2315 @ 21
4/6/2006	3520 @ 21
4/10/2006	4306 @ 21


  d)   Beneficiaries of managed accounts are
     entitled to receive any dividends or sales proceeds.

  e)   NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 4/25/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D (and all further amendments filed by them) with respect to the shares of FFDF.

Dated: 4/25/06


By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:     Andrew Dakos